0-24964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ending February 28, 2002

WESCAST INDUSTRIES INC.
(Translation of registrant's name into English)

200 Water Street, Wingham, Ontario, Canada N0G 2W0
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ■

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ■

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-____________.

\\wcbfs\CorpDev\Investor relations\6K's\6K 2-28-02.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCAST INDUSTRIES INC.
(Registrant)

Date: February 28, 2002

By [signature]
(Signature)
Jim Slattery
Vice President and CFO

wescast industries inc.

WESCAST INDUSTRIES INC. DECLARES DIVIDEND

TSE: WCS.A
NASDAQ: WCST

February 11, 2002

Brantford, Ontario, - Wescast Industries Inc. has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on March 15, 2002 to shareholders of record at the close of business on February 22, 2002.

Wescast Industries Inc. is the world's largest supplier of cast exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEM's. Wescast has three sales and design offices in North America and Europe. The Company operates seven production facilities in North America and has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce. Wescast trades under the TSE symbol **WCS.A** as well as the NASDAQ symbol of **WCST**.

For further information, please contact:

Mr. Ray Finnie
Wescast Industries Inc.
(519) 759-0452

wescast industries inc.

WESCAST DELIVERS IMPRESSIVE FOURTH QUARTER RESULTS AND EXCEEDS 2001 EARNINGS PROJECTIONS

TSE: **WCS.A**
NASDAQ: **WCST**

February 13, 2002
Brantford, Ontario

Wescast Industries Inc. delivered impressive results for the fourth quarter and full year that exceeded expectations. These results are in line with forecasts provided in the press release issued January 21, 2002.

"I am delighted with our fourth quarter results." says Ray Finnie, President and C.E.O. " Our plants were able to take advantage of higher than expected volumes and generate impressive profits."

Highlights

- Very strong results. Earnings for the fourth quarter 2001 at $16.5 million were up 26% from the $13.1 recorded in the fourth quarter of 2000. Fully diluted earnings per share from continuing operations, were $1.25 compared to $.96 in 2000. For the full year, earnings at $66.0 million were only marginally down from the $67.6 million recorded in 2000 despite tough market conditions. Fully diluted earnings per share from continuing operations for the year at $5.01 is comparable to 2000 at $5.03.
- The Company maintained the profitability of its core operations despite significant cost and pricing pressure. Earnings were positively affected by a one time reduction in flex comp and profit sharing following the discontinuance of the steel operations in Stratford. Gross margin, before depreciation, at 38.4% for the fourth quarter is up from 35.2% for the same quarter last year. Gross margin, before depreciation, for the year of 39.7% is up from 37.7% in 2000.
- Wescast outperformed the overall market and sustained only marginal decreases in total shipments (3% in the fourth quarter and 1% for the total year). This is despite a decline in the overall market of 3.6% for the quarter and 10% for the year. The Big 3's decline was even greater at 3.9% for the quarter and 12.1% for the year. This is attributable to an increase in North American market share to 56% in 2001 from 50% in 2000.

Operations

Total sales for the quarter at $94.0 million were down 2.2% from the $96.1 million achieved in the fourth quarter of 2000. For the year, sales at $383.5 million were down 3.3% from the $396.7 million recorded in 2000.

Casting and machining revenues for the fourth quarter of $87.6 million were down less than 1% compared to the fourth quarter of 2000. For the year sales, at $361.2 million, are up 1.0% from the $358.5 million recorded last year. Our revenue mix shifted to casting at the same time as machining penetration dropped relative to the fourth quarter of 2000. This is due to overall product mix and the impact of an in-line engine replacing a V type engine for one of our major programs, reducing the number of manifolds sold per engine. This is compensated for by increased revenue per part in both casting and machining.

Tooling, prototype and other sales at $6.4 million for the fourth quarter, were below the $7.7 million recorded in the fourth quarter of 2000. For the year, this category of sales was $22.3 million down from last year at $38.2 million. This decline reflects the unusually high tooling revenues in the comparable period due to a number of significant new product launches.

Gross profit after depreciation for the fourth quarter was $29.9 million or 31.8%, up from the $26.9 million or 27.9% in the comparable period in 2000. For the year, gross profit, at 33.4%, is 1% higher than the previous year. This change is attributable to:

- Focused continuous improvement in our plants, offsetting cost increases and pricing pressures.
- Reduced variable compensation and profit sharing following the provision for discontinuing the stainless steel operations at Stratford. This positively affected gross profit by approximately $3.6 million.

Selling, general and administration expenses for the quarter of $5.8 million were down $0.7 million from the fourth quarter of 2000. This reflects reduced profit sharing and flexible compensation of $1.7 million, partly offset by an additional provision of $1.0 million to cover the collections risk associated with a tier I customer. On a year-to-date basis selling, general and administration expenses at $26.5 million are up from the $24.2 million recorded last year. This increase illustrates the Company's commitment to expand our global sales network and provide infrastructure for future growth.

Research, design and development costs for the fourth quarter were comparable to the same period of the previous year. For the full year, research, design and development, at $6.1 million, is up 63% from the $3.7 million in 2000, reflecting investments in expanded design and testing capabilities as well as focused new product and material development.

The favorable swing in other income for the quarter and the year is attributable to foreign exchange gains on net working capital resulting from a weakening Canadian dollar.

Cash Flow

Operating cash flow was $18.6 million for the quarter compared to $29.8 million in the same quarter last year. The decrease is attributable to the timing of some collections made immediately following the 2001 fiscal year end. For the year operating cash flow was $97.1 million in 2001 compared to $70.4 million in 2000. The increase relates to tooling inventories built in 2000 that were billed and collected in 2001, partly offset by the timing of production receivables collections.

Capital expenditures for continuing operations were $13.1 million and comparable to the same quarter last year. Capital expenditures for continuing operations for the year were $54.6 million, up from the $42.6 million in fiscal 2000. The increase in capital for 2001 is primarily related to Weslin, offset by a decrease in machine line expansion when compared to the previous year.

The Company has deferred $1.9 million of pre-production costs for the fourth quarter, and $4.7 million on a year-to-date basis relative to its Weslin facility.

Balance Sheet and Financial Position

At December 31, 2001, the Company had $88.0 million in cash, short-term investments and long-term bond investments compared to $64.4 million at the end of 2000. Wescast continues to maintain a strong financial position to support future strategic growth initiatives.

The following table provides an overview of the above-mentioned highlights for the fourth quarter:

Wescast Industries Inc.
Q4 2001 Highlights

in millions of dollars, except per share data and where otherwise noted	Q4 2001	Q4 2000	% change	YTD 01	YTD 00	% change
Sales	94.0	96.1	-2%	383.5	396.7	-3%
Earnings from continuing operations	16.5	13.1	26%	66.0	67.6	-2%
Loss from discontinued operations	0.0	(0.2)	-100%	(24.8)	(0.5)	4860%
Net Earnings	16.5	12.9	28%	41.2	67.1	-39%
Earnings from continuing operations per share						
basic	1.27	1.00	27%	5.11	5.14	-1%
fully diluted	1.25	0.96	30%	5.01	5.03	0%
Net earnings per share						
basic	1.27	0.99	28%	3.19	5.11	-38%
fully diluted	1.25	0.94	33%	3.12	4.99	-37%
Sales Breakdown - dollars (net of pre-production deferrals)						
Casting & Machining	87.6	88.4	-1%	361.2	358.5	1%
Cast	62.6	62.3	0%	259.4	260.8	-1%
Internal Machining	24.3	25.8	-6%	99.2	95.1	4%
External Machining	0.7	0.3	133%	2.6	2.6	0%
Tooling & prototype	6.4	7.7	-17%	22.3	38.2	-42%
Sales Breakdown - units (000's)						
Ductile iron	0.2	0.3	-33%	1.1	1.8	-39%
SiMO iron	3.2	3.2	0%	13.3	12.8	4%
Total	3.4	3.5	-3%	14.4	14.6	-1%
Sales Breakdown - percentage						
SiMo Penetration	94.1%	91.4%		92.4%	87.7%	
Internal Machining Penetration	63.0%	68.7%		60.9%	64.0%	
Gross Margin (before depreciation)	36.1	33.8	7%	152.3	149.6	2%
Iron manifolds	35.1	33.8	4%	147.0	144.0	2%
Tooling, prototypes & other	1.0	0.0		5.3	5.6	-5%
Gross Margin % (before depreciation)	38.4%	35.2%		39.7%	37.7%	
Iron manifolds	40.1%	38.3%		40.7%	40.2%	
Tooling, prototypes & other	14.5%	-0.4%		23.6%	14.6%	
Gross Profit (after depreciation)	29.9	26.9	11%	128.1	128.7	0%
Iron manifolds	28.9	26.9	7%	122.8	123.1	0%
Tooling, prototypes & other	1.0	0.0		5.3	5.6	-5%
Gross Profit % (after depreciation)	31.8%	27.9%		33.4%	32.4%	
Iron manifolds	33.1%	30.4%		34.0%	34.3%	
Tooling, prototypes & other	14.5%	-0.4%		23.6%	14.6%	
Depreciation and amortization						
Depreciation and amortization- cost of sales	6.1	6.9	-12%	24.1	20.9	15%
Depreciation - SG & A	1.1	0.7	57%	3.5	2.7	30%
Capital Expenditures	13.1	13.3	-2%	54.6	42.6	28%
R&D	1.1	1.0	10%	6.1	3.7	65%
SG & A (% of sales)	6.1%	6.7%		6.9%	6.1%	
Tax Rate	31.9%	33.3%		34.1%	35.2%	

Wescast Industries Inc. is the world's largest supplier of cast exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEM's. Wescast has three sales and design offices in North America and Europe. The Company operates seven production facilities in North America and has a 50% joint venture interest in Weslin Autoipari Rt., a Hungarian based supplier of cast iron exhaust manifolds and turbo charger housings for the European light vehicle market. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce. Wescast trades under the TSE symbol **WCS.A** as well as the NASDAQ symbol of **WCST**.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are "forward-looking", including statements included in this news release and in our filings with applicable Securities commissions and in reports to our stockholders. These statements may be identified by words such as "believe," "anticipate," "project," "expect," "intend" or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast's publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

February 13, 2002
3:00 p.m. EST
To participate, please dial (416) 620-2406
Post view is available from February 13 to February 20, 2002. To access please dial 416-626-4100 and enter passcode 20264556.

For further information, please contact:

Mr. Ray Finnie
President and CEO
(519) 759-0452

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended	
	December 30, 2001	December 31, 2000 (Restated Note 5)	**December 30, 2001**	December 31, 2000 (Restated Note 5)
Sales	**$94,017**	$96,141	**$383,502**	$396,721
Cost of sales	**64,085**	69,277	**255,386**	268,047
Gross profit	**29,932**	26,864	**128,116**	128,674
Selling, general and administration	**5,774**	6,430	**26,547**	24,242
Research, development and design	**1,071**	1,015	**6,077**	3,736
	23,087	19,419	**95,492**	100,696
Other (income) expense				
Interest expense	**91**	145	**409**	507
Investment income	**(734)**	(932)	**(3,433)**	(3,531)
Other (income) and expenses	**(539)**	559	**(1,762)**	(603)
Earnings from continuing operations before income taxes	**24,269**	19,647	**100,278**	104,323
Income taxes	**7,739**	6,540	**34,240**	36,733
Earnings from continuing operations	**16,530**	13,107	**66,038**	67,590
Results of discontinued operations	**0**	(238)	**(24,768)**	(540)
Net earnings	**$16,530**	$12,869	**$41,270**	$67,050
Earnings from continuing operations per share (Note 4)				
- basic	**$1.27**	$1.00	**$5.11**	$5.14
- fully diluted	**$1.25**	$0.96	**$5.01**	$5.03
Net earnings per share (Note 4)				
- basic	**$1.27**	$0.99	**$3.19**	$5.11
- fully diluted	**$1.25**	$0.94	**$3.12**	$4.99
Retained earnings, beginning of period	**$257,952**	$230,489	**$238,052**	$188,983
Net earnings	**16,530**	12,869	**41,270**	67,050
Dividends paid	**(1,560)**	(1,558)	**(6,209)**	(6,314)
Excess of cost over assigned value of Class A common shares purchased and cancelled	**0**	(3,748)	**(191)**	(11,667)
Retained earnings, end of period	**$272,922**	$238,052	**$272,922**	$238,052

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at	
	December 30, 2001	December 31, 2000
Current assets		
Cash and cash equivalents	**$58,579**	$34,428
Short-term investments	**22,567**	30,000
Receivables	**56,421**	60,590
Inventories	**19,839**	20,602
Prepaids	**1,437**	1,291
Current Assets – discontinued operations	**3,979**	4,469
	162,822	151,380
Property and equipment	**251,548**	224,162
Other	**19,601**	10,208
Long-term assets – discontinued operations	**12,678**	23,627
	$446,649	$409,377
Current liabilities		
Payables and accruals	**$31,908**	$35,002
Income taxes payable	**4,252**	260
Current portion of long-term debt	**3,249**	4,001
Current liabilities – discontinued operations	**8,121**	2,151
	47,530	41,414
Long-term debt	**4,614**	4,622
Future income taxes	**7,094**	15,306
Employee benefits	**7,964**	6,661
	67,202	68,003
Shareholders' equity		
Capital stock (Note 3)	**106,601**	103,334
Retained earnings	**272,922**	238,052
Cumulative translation adjustment	**(76)**	(12)
	379,447	341,374
	$446,649	$409,377

Wescast Industries Inc.
Consolidated Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended	
	December 30, 2001	December 31, 2000 (Restated Note 5)	**December 30, 2001**	December 31, 2000 (Restated Note 5)
Cash derived from (applied to)				
Operating				
Earnings from continuing operations	**$16,530**	$13,107	**$66,038**	$67,590
Add (deduct) items not requiring cash:				
Depreciation and amortization	**7,285**	7,910	**27,665**	23,856
Amortization of bond costs	**144**	4	**218**	13
Future income taxes	**1,447**	3,997	**2,368**	6,599
Loss on disposal of equipment	**65**	63	**1,338**	409
Employee benefits	**880**	593	**2,287**	1,596
	26,351	25,674	**99,914**	100,063
Change in non-cash working capital	**(5,323)**	4,170	**2,387**	(30,018)
	21,028	29,844	**102,301**	70,045
Discontinued operations	**(2,476)**	(76)	**(5,190)**	392
	18,552	29,768	**97,111**	70,437
Financing				
Issue of long-term debt	**744**	1,323	**1,553**	3,552
Repayment of long-term debt	**(194)**	(71)	**(2,432)**	(1,944)
Payment of obligations under capital lease	**(139)**	(230)	**(701)**	(848)
Employee benefits paid	**(170)**	(322)	**(983)**	(710)
Issuance of share capital under Employee Share Purchase Plan	**132**	136	**569**	605
Employee share loan repayments	**136**	34	**571**	191
Issuance of share capital under Stock Option Plan	**707**	40	**2,762**	445
Repurchase of common shares	**0**	(6,057)	**(340)**	(19,187)
Dividends paid	**(1,560)**	(1,558)	**(6,209)**	(6,314)
	(344)	(6,705)	**(5,210)**	(24,210)
Investing				
Purchase of property, equipment and other assets	**(13,076)**	(13,281)	**(54,610)**	(42,580)
Purchase of investments	**0**	0	**(29,575)**	(30,000)
Restricted cash from long-term debt	**0**	0	**0**	378
Deferred pre-production costs	**(1,870)**	(672)	**(4,347)**	(5,297)
Redemption of short-term investments	**0**	0	**30,000**	34,209
Proceeds on disposal of equipment	**1**	52	**26**	319
Discontinued operations	**(681)**	(2,384)	**(9,244)**	(11,992)
	(15,626)	(16,285)	**(67,750)**	(54,963)
Net increase (decrease) in cash and cash equivalents	**2,582**	6,778	**24,151**	(8,763)
Cash and cash equivalents				
Beginning of period	**55,997**	27,650	**34,428**	43,164
End of period	**$58,579**	$34,428	**$58,579**	$34,428

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements for the year ended December 31, 2000.

Note 2. Accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except for:

The Company changed its accounting policy with respect to the computation of earnings per share to that issued by the Canadian Institute of Chartered Accountants in December 2000. The main effect of the change to the Company's financial statements is in the calculation of fully diluted earnings per share, which is now calculated using the treasury stock method instead of the imputed interest method. This change in accounting policy has been applied on a retroactive basis and the comparative numbers have been restated accordingly. The effect of this change for the quarter and the year ended December 30, 2000 is an increase of $ nil and $0.11 respectively, to fully diluted earnings per share.

Note 3. Capital Stock

Authorized

Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value

	December 30, 2001	December 31, 2000
Issued and outstanding		
5,626,575 Class A Common Shares (2000 – 5,383,749)	**$94,174**	$90,755
7,376,607 Class B Common shares (2000 – 7,466,907)	**12,427**	12,579
	$106,601	$103,334

Note 4. Earnings per share

Earnings from continuing operations per share and basic net earnings per share are calculated based on the weighted average number of shares outstanding (2001 – 13,003,144 shares; 2000 – 12,927,159 shares). Fully diluted earnings from continuing operations per share and net earnings per share are calculated based on the fully diluted weighted average number of common shares outstanding (2001 – 13,209,817 shares; 2000 – 13,296,764 shares).

Note 5. Comparative figures

In 2000, the Company accrued certain annual expenses on a pro-rated basis quarterly throughout the year. The comparative figures have been restated to reflect the actual expenses incurred for the quarter ended December 31, 2000. The effect on the quarter ended December 31, 2000 is a decrease in net earnings of $1,770 or $0.14 per share on a basic and fully diluted basis. There is no cumulative effect for the year ended December 31, 2000.

The company has reclassified certain comparative amounts to report discontinued operations. There was no effect on net earnings for the quarter and year to date ended December 31, 2000.